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         CISCO SYSTEMS TO ACQUIRE TOKEN RING SWITCH INNOVATOR NASHOBA NETWORKS
     SAN JOSE, Calif. -- August 6, 1996 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately held Nashoba Networks, Inc. and its Token Ring switching technologies in a stock swap.

         Under the terms of the agreement, shares of Cisco common stock worth approximately $100 million will be exchanged for all outstanding shares and options of Nashoba. The number of Cisco shares issued will be calculated at closing based on the average price for Cisco's shares during a specified period. However, the number of Cisco shares issued at the time of the merger will not be less than 1,549,139 or more than 2,323,708. The transaction will be accounted for as a pooling of interests. The transaction is expected to be completed by mid-September 1996 and is subject to various closing conditions, including shareholder votes.

         Token Ring switching is one of the fastest-growing segments of the local area networking (LAN) market. Cisco customers will now have access to products and technology comprising a complete set of solutions for Token Ring environments. Cisco's intent in acquiring Nashoba Networks is to give users a wide choice of Token Ring LAN switching products targeted at the workgroup and backbone environments. By joining forces, Cisco and Nashoba can help customers employ high-performance switched workgroup and backbone Token Ring LAN connectivity. Nashoba's approximately 40 employees will become part of the InterWorks Business Unit and be located primarily at Cisco's Chelmsford, Mass. facilities.

         This acquisition will enhance Cisco's product offerings in the fast-growing Token Ring switching arena by adding a highly functional workgroup/backbone switch that integrates with existing switch and router products. Within the CiscoFusion(TM) architecture, Token Ring switching allows customers to combine router and switch products to provide scalable campus and wide-area Token Ring solutions. Today's bridged networks can be upgraded with a backbone switch such as the Nashoba Concord product, which will become the Catalyst 1800, and provide access to high speed servers. In addition, the backbone switch can be a concentrator of desktop/workgroup switches such as the Catalyst 2600. Finally, the switches can front-end
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Cisco routers to exploit the rich feature set of the Cisco IOS(TM) software.

         A joint development agreement between Cisco and Olicom A/S, announced in March 1996, provides world-class Token Ring interface technology that will be included in future Cisco Token Ring switching products. By including the Nashoba products and engineering team, Cisco adds a rich set of software switching features that will be leveraged within both the current and future product line. Combined with Cisco IOS software and wide-area network switching, Cisco now provides users with a scalable enterprise switched network for legacy SNA networks.

         Nashoba Networks Inc. was founded in 1993 and is based in Littleton, Mass. Company and product information can be accessed via the World Wide Web at http://www.nashoba.com

         Cisco Systems (NASDAQ: CSCO) is the leading global supplier of internetworking solutions for corporate intranets and the global Internet. Cisco's products -- including routers, LAN and WAN switches, dial-up access servers and network management software -- are integrated by the Cisco IOS software to link geographically dispersed LANs, WANs and IBM networks. Company news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.

                                      # # #

This release may consist of forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the S.E.C., specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CiscoFusion, Cisco IOS and Cisco Systems are trademarks, and Cisco and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.